Twin Pikes Roastery is not accepting investment.

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Coffee
Twin Pikes Roastery

Food

3300 S. Georgia St., Ste. 115
Louisiana, MO 63353
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Data Room
Updates 2
Discussion
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Twin Pikes Roastery is seeking investment to complete building upgrades and update equipment.
First LocationRenovating Location
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HOW TWIN PIKES STARTED

Twin Pikes Roastery was born in 2015, just outside of St. Louis, Missouri. As the founder of Twin Pikes Roa
micro-roastery that supplies freshly roasted coffee at fair prices. I started my journey with a 1kg coffee roa
my quest to learn the craft of coffee roasting. I would later form a partnership with my friend, Matt Mache
Pikes Roastery to life.

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THE FAMILY SPIRIT BEHIND THE BEAN

capital tfinish the space and invest in additional equipment.
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NEW COFFEE SYRUP LINE!

We are developing a line of thoughtfully made craft coffee syrups with no preservatives, real flavors from r
synthetic tasting stuff that you get at Dunkin Donuts or Starbucks.

Example Flavors: Vanilla, Mocha, Cinnamon Spice, Salted Caramel, and more!
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THE TEAM
Ryan Cornell
Co-Founder
Matthew Macheca
Co-Founder
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TWIN PIKES MONTAGE
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From bean to cup.

Updates
AUGUST 4TH, 2021
New Loan

In an effort to quickly move on needed improvements of our new space and additional equipment, Twin Pi

AUGUST 4TH, 2021
New Location

As of August 1st 2021, Twin Pikes Roastery has secured a location in Louisiana, MO. The space fits our nee
Shopping Center on South Georgia, we will be nestled between County Market and Orscheln's. With minin
sqft. space should be move in ready by Setpember 1st.

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Data Room
Intended Use of Funds

Legal & Professional Fees $1,200 $1,230 $1,500 $2,200 $4,500

Operating Profit $94,208 $140,974 $251,608 $353,600 $678,300

This information is provided by Twin Pikes Roastery. Mainvest never predicts or projects performance, and
financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $30,000

Amount Invested $0

Investors 0

Investment Round Ends October 8, 2021

Summary of Terms

Legal Business Name Twin Pike Beverage Company, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

2×

Investment Multiple 1.7×

Business's Revenue Share 2.1%–3.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2026

Financial Condition

Other outstanding debt or equity

As of 7/30/2021, Twin Pikes Roastery has debt of $7,700 outstanding and a cash balance of $6,000. This c
Credit Card bill and will be senior to any investment raised on Mainvest. Additionally, Twin Pikes Roastery r
to acquire additional equipment.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Twin Pikes Roastery to make the payments you expect, and ultim
depends on a number of factors, including many beyond our control.

Roastery or become unable to work, Twin Pikes Roastery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in Twin Pikes Roastery and the key persons will have no control. Changes in assumptions or their underlying forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here a recently established entity and therefore has a short operating history from which forecasts could be pro

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

Twin Pikes Roastery might need to raise more capital in the future to fund/expand operations, buy propert members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse to Pikes Roastery is unable to obtain additional funding when needed, it could be forced to delay its business altogether.

Changes in Economic Conditions Could Hurt Twin Pikes Roastery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect Twin Pikes Roastery's financial performance or event Twin Pikes Roastery ceases operations due to the foregoing factors, it can not guarantee that it will generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Twin subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Twin Pikes Roastery's management will coincide: you bot
successful as possible. However, your interests might be in conflict in other important areas, including the
Roastery to act conservative to make sure they are best equipped to repay the Note obligations, while Twi
aggressively to invest in the business. You would like to keep the compensation of managers low, while ma
can.

Future Investors Might Have Superior Rights

If Twin Pikes Roastery needs more capital in the future and takes on additional debt or other sources of fir
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Twin Pikes Roastery or management), which is responsible for monitoring Twin Pikes Ro
Pikes Roastery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Twin Pikes F
successful than your initial expectations.

You Do Have a Downside

Conversely, if Twin Pikes Roastery fails to generate enough revenue, you could lose some or all of your mc

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Twin Pikes Roastery, and the revenue of Twin Pikes F
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Real Estate Risk

Twin Pikes Roastery is still in the process of securing a location to lease, which will be necessary to condu
Roastery is unable to find and secure a location that is adequate, investors may lose some or all of their in

Limited Operating History

Twin Pikes Roastery is a newly established entity and has little history for prospective investors to conside

This information is provided by Twin Pikes Roastery. Mainvest never predicts or projects performance, and
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Twin Pikes Roastery isn't accepting investments right now, but is trying to get a sense of how they should
need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live,
choose.
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